MDB Capital Group, LLC

401 Wilshire Boulevard, Suite 1020

Santa Monica, CA 90401

March 24, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Energous Corporation
Registration Statement on Form S-1
File No. 333-193522

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Energous Corporation (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 3:30 p.m. Eastern time on March 27, 2014, or as soon thereafter as practicable.

Very truly yours,

MDB Capital Group, LLC

By: /s/ Gary Schuman

Gary Schuman

CFO & CCO